Exhibit 3.26

CERTIFICATE OF FORMATION

OF

SONAC USA LLC

Under Section 18-201 of the Delaware Limited Liability Company Act

This Certificate of Formation of Sonac USA LLC, dated as of November 24, 2009, is being duly executed and filed by Robert C. Muffly as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18101, et seq.).

FIRST. The name of the limited liability company formed hereby is Sonac USA LLC.

SECOND. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Sonac USA LLC as of the 24th day of November, 2009.

/s/ Robert C. Muffly
Robert C. Muffly Authorized Person